UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

July 16, 2010

iDcentrix, Inc.
 (Exact name of registrant as specified in its charter)

Nevada	000-51263	20-4650531
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

LongSheng Village, Tangshan Town, Zhengan District
Dandong City, Liaoning, P.R.China

(Address of principal executive offices) (Zip Code)

86-0415-8176321
 (Registrant’s telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

IDCENTRIX, INC.
LongSheng Village, Tangshan Town, Zhengan District
Dandong City, Liaoning, P.R.China

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

IDCENTRIX, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF IDCENTRIX, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about July 28, 2010, to the holders of common stock, par value $0.00001 per share, of iDcentrix, Inc., a Nevada corporation (the “Company”).  You are receiving this Information Statement in connection with the appointment of a person designated by the majority of the Company’s Board of Directors (the “Board”) to fill a seat on the Company’s Board.  The resignation of the existing director and the appointment of the new director will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s shareholders.

On July 16, 2010, the Company entered into and closed a Share Exchange Agreement (the “Share Exchange Agreement”) with Honour Bond Limited, or “Honour Bond,” the shareholders of Honour Bond, Tsoi Tik Man and Dandong LongSheng Horticulture Technology Co., Ltd., or “Dandong LongSheng.”  Pursuant to the Share Exchange Agreement, the Company acquired all of the outstanding shares (the “Interests”) of Honour Bond from the Honour Bond Shareholders and the Honour Bond Shareholders transferred and contributed all of their Interests to us.  In exchange, we issued to the Honour Bond Shareholders, their designees or assigns, 49,870,814 shares of our Common Stock, which constituted 99.7% of our issued and outstanding capital stock as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement (the “Share Exchange”).  Therefore, Honour Bond became a wholly-owned subsidiary of the Company.  The Share Exchange resulted in a change in control of the Company.

Further and in connection with the Share Exchange, on July 16, 2010, Tsoi Tik Man, our former President and Secretary and a current Director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately and from his position as our director that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our Board of Directors on July 16, 2010 appointed Guang Zhao  (Chairman) to fill the vacancy created by such resignation, which appointment will become effective upon the effectiveness of the resignation of Tsoi Tik Man on the tenth day following the mailing by us of this Schedule 14f-1.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

Upon the closing of the Share Exchange on July 16, 2010, the Company had 100,000,000 authorized shares of common stock, par value $0.00001 per share.  Upon the closing of the Share Exchange, 50,000,000 shares of common stock were issued and outstanding.  Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of July 16, 2010 by (i) any person or group with more than 5% of any class of voting securities, (ii) each director, (iii) our chief executive officer and each other executive officer whose cash compensation for the most recent fiscal year exceeded $100,000 and (iv) all such executive officers and directors as a group.  Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, LongSheng Village, Tangshan Town, Zhengan District, Dandong City, Liaoning, People’s Republic of China.  Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table to our knowledge have sole voting and investment power with respect to all shares of securities shown as beneficially owned by them. The information in this table is as of July 16, 2010 based upon 50,000,000 shares of common stock outstanding.

Name and Address of Beneficial Owner	Office, If Any	Amount and Nature of Beneficial Ownership		Percent Common Stock

Guang Zhao	Chief Executive Officer, Chief Financial Officer and Chairman nominee	28,954,026	(1)	57.9%

Tsoi Tik Man Rm 1903, 19/F, Hing Yip COMM Centre, No. 272 Des Voeux Rd, Central, Hong Kong	Director and former President	2,575,302	(2)	5.2%

Joseph Meuse 360 Main Street PO Box 393 Washington, Virginia 22747	Former President	2,385,093	(3)	4.8%

Francine Dubois	Former Chief Executive Officer	0		0%

All officers and directors as a group (4 persons named above)		33,914,421		67.8%

China Blueberry Holdings Limited Akara Bldg., 24 De Castro Street, Wickhams Cay 1, Road Town Tortola, British Virgin Islands		28,954,026	(1)	57.9%

Advanced Dragon Investments Limited Quastisky Building, P.O. Box 4389 Road Town, Tortola British Virgin Islands		9,984,147		20.0%

Glory Come Holdings Limited Room 801-802, Lee Kar Building 4 Carnarvon Road, Tsimshatsui Kowloon, Hong Kong		4,992,073		10.0%

* Less than 1%
- N/A

(1)           Mr. Guang Zhao is the indirect owner of 28,954,026 shares of the Company’s Common Stock by reason of his control of China Blueberry Holdings Limited, a company in which he owns all of its outstanding capital stock.

(2)           2,446,116 of such shares are owned by Diamond Award Limited, a company owned and controlled by Mr. Tsoi.

(3)           Immediately following the closing of the reverse acquisition of Honour Bond, Mr. Meuse, a former shareholder of Honour Bond, cancelled 110,944 of the shares issued to him in connection with the transaction.

Changes in Control

The Company does not have any change of control or retirement arrangements with its executive officers.

CHANGES IN CONTROL

On October 23, 2009, iDcentrix entered into a stock purchase agreement (the “Belmont Stock Purchase Agreement”) with Belmont Partners, LLC (“Belmont”), whereby Belmont purchased a controlling interest of 36,688,800 shares of the Company’s Common Stock from the Company for net proceeds after offering costs of approximately $86,272.  Pursuant to the Belmont Stock Purchase Agreement, Joseph Meuse, a managing member of Belmont, was appointed as a member of the Company’s Board of Directors and to the offices of President and Secretary and all other Directors and officers of the Company resigned.  The closing of the sale of the Common Stock under the Belmont Stock Purchase Agreement, and the appointment of Mr. Meuse as President and Secretary of the Company, resulted in a change in control of the Company in which Belmont gained control of the Company.  Joseph Meuse currently owns 2,385,093 shares, or 4.8%, of the Company’s Common Stock.

On April 5, 2010, the Company entered into a Common Stock Purchase Agreement (the “Tsoi Stock Purchase Agreement”) by and among Mr. Tsoi Tik Man, Belmont and the Company.  Pursuant to the terms of the Tsoi Stock Purchase Agreement, on April 5, 2010 (the “Closing Date”), Mr. Tsoi acquired from Belmont 36,688,800 shares (the “Purchased Stock”), or approximately 53.8%, of the issued and outstanding Common Stock of the Company.  In consideration for the sale of the Purchased Stock, Mr. Tsoi paid Belmont $300,000 and the Company agreed to issue to Belmont shares of its Common Stock (the “Issued Stock”) such that the Belmont would own 10% of the issued and outstanding capital stock of the Company after the closing of a merger transaction with a then unidentified target corporation contemplated by the Tsoi Stock Purchase Agreement.

Further and in connection with the closing of the sale of the Purchased Stock, on April 5, 2010, Joseph Meuse, our former President, Secretary and Director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately and from his position as our director that became effective on April 24, 2010, the tenth day following the mailing by us of a Schedule 14f-1.  In addition, our board of directors on April 5, 2010 appointed Tsoi Tik Man as President and Secretary of the Company and to fill the vacancy created by the resignation of Mr. Meuse as a director, which appointment as a director became effective upon the effectiveness of the resignation of Mr. Meuse as a director on April 24, 2010.  Mr. Meuse is a managing member of Belmont.  The closing of the sale of the Purchased Stock, and the appointment of Mr. Tsoi as President and Secretary of the Company on the Closing Date, resulted in a change in control of the Company in which Mr. Tsoi gained control of the Company.  Mr. Tsoi currently beneficially owns 2,575,302 shares, or 5.2%, of the Company’s Common Stock.

On July 16, 2010, we completed a reverse acquisition transaction through a share exchange with Honour Bond Limited, a Hong Kong company (“Honour Bond”), and its shareholders, or the Shareholders, whereby we acquired 100% of the issued and outstanding capital stock of Honour Bond in exchange for 49,870,814 shares of our Common Stock which constituted 99.7% of our issued and outstanding capital stock as of and immediately after the consummation of the reverse acquisition. As a result of the reverse acquisition, Honour Bond became our wholly-owned subsidiary and the former shareholders of Honour Bond became our controlling stockholders.

Immediately prior to the Share Exchange, the Common Stock of Honour Bond was owned by the following persons in the indicated percentages: China Blueberry Holdings Limited (58.1%); Advanced Dragon Investments Limited (20.0%); Glory Come Holdings Limited (10.0%); Diwen Wu (2.0%); Diamond Award Limited (4.9%); and Joseph J. Meuse (5.0%).  Guang Zhao, our Chief Executive Officer, Chief Financial Officer and Chairman nominee, owns 100% of the capital stock of China Blueberry Holdings Limited.  Diamond Award Limited is owned and controlled by Tsoi Tik Man, our current director and former controlling shareholder and sole officer.

As a result of his control of China Blueberry Holdings Limited, Guang Zhao, our Chief Executive Officer, Chief Financial Officer and Chairman nominee, may be considered the beneficial owner of 28,954,026 shares, or 57.9% of the Common Stock and voting power of the Company.

Further and in connection with the Share Exchange, on July 16, 2010, Tsoi Tik Man, our former President, Secretary and a director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately and from his position as our director that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our board of directors on July 16, 2010, appointed Guang Zhao to fill the director vacancy created by such resignation, which appointment will become effective upon the effectiveness of the resignation of Tsoi Tik Man on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, on July 16, 2010, our board of directors appointed Guang Zhao to serve as the Company’s Chief Executive Officer and Chief Financial Officer effective upon the closing of the Share Exchange.  The closing of the Share Exchange, and the appointment of Mr. Zhao as Chief Executive Officer and Chief Financial Officer of the Company on the closing date, resulted in a change in control of the Company in which Mr. Zhao gained control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Prior to the consummation of the Share Exchange, our Board of Directors consisted of one director, Tsoi Tik Man  (the “Current Director”).  The Current Director has submitted a letter of resignation and Guang Zhao  (Chairman) has been appointed to our Board of Directors (the “Incoming Director”). The resignation of the Current Director and appointment of the Incoming Director will both become effective 10 days after the filing and mailing of this Schedule 14f-1 (the “Effective Date”).  On July 16, 2010, the Board of Directors appointed the new executive officers as listed below.

NAME	AGE	POSITION
Guang Zhao (1)	41	CEO, CFO and Chairman nominee
Tsoi Tik Man (2)	54	Director

(1)  Will become a director on the Effective Date.
(2)  Current director until the Effective Date.

Guang Zhao   Mr. Zhao has served as Dandong LongSheng’s Chairman since March 2010 and our Chief Executive Officer and Chief Financial Officer since July 16, 2010.  Mr. Zhao graduated in 1988 from Tianjin Nankai Cuisine College and holds a Brewing Engineering Certificate.  Mr. Zhao has extensive management experience as: Director of Qingan Xueyuan Beverage Co., Ltd from 1990 to 1992, Director of Yichun City Wuyin Zone Beverage Co., Ltd from 1992 to 1996, Chairman of the Board of Yichun City Xueyuan Beverage Co., Ltd since 1996, Chairman of the Board of Xingan Xueyuan Beverage Co., Ltd since 2004, and Chairman of the Board of Yichun Forest Wild Fruit Development Co., Ltd since 2006.

Tsoi Tik Man  Mr. Tsoi was the President and Secretary of iDcentrix from April 2010 to July 16, 2010 and has been a director of iDcentrix since April 2010.  Mr. Tsoi graduated in 1980 from the University of Scientific and Technology of China, Faculty of Physics, with a bachelor’s degree.  From 1981 to 1991, Mr. Tsoi served in Chinese government agencies including the Ministry of Electronics Industry and the Ministry of Labor and Human Resources.  From 1991 to 2006, Mr. Tsoi established and acted as President or other senior officer of several companies, including Kong Man Investment Ltd., Dynasty Technology Inc., New Power (China) Investment Ltd., Ever Wealth Investment (Holding) Ltd. and Shenzhen KeTuoDa Development Ltd.  In 2006, Mr. Tsoi established China Digital Communication Group Ltd. and has served as its President since such time.  In 2008, Mr. Tsoi established and became President of ECO Ltd.

Family Relationships

There is no family relationship among any of our officers or directors.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their Section 16(a) filings.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Transactions With Related Persons

The following includes a summary of transactions since the beginning of the 2008 year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

On April 5, 2010, the Company entered into a Common Stock Purchase Agreement (the “Tsoi Stock Purchase Agreement”) by and among Tsoi Tik Man, Belmont Partners, LLC and the Company.  Pursuant to the terms of the Tsoi Stock Purchase Agreement, on April 5, 2010, Tsoi Tik Man acquired from Belmont approximately 53.8% of the Company’s outstanding Common Stock.  In consideration for the sale of the Purchased Stock, Tsoi Tik man paid Belmont $300,000 and the Company agreed to issue to Belmont shares of its common stock such that Belmont would own 10% of the issued and outstanding capital stock of the Company after the closing of a merger transaction with an as of then unidentified target corporation contemplated by the Tsoi Stock Purchase Agreement. Pursuant to the terms of the Tsoi Stock Purchase Agreement, Joseph J. Meuse resigned and Tsoi Tik Man was named as the sole officer and director of the Company.  Joseph J. Meuse, the former President and Secretary and director of the Company, is a managing member of Belmont.

On July 16, 2010, we completed a reverse acquisition transaction through a share exchange with Honour Bond and its shareholders, or the Shareholders, whereby we acquired 100% of the issued and outstanding capital stock of Honour Bond in exchange for 49,870,814 shares of our Common Stock which constituted 99.74% of our issued and outstanding capital stock as of and immediately after the consummation of the reverse acquisition.  As a result of the reverse acquisition, Honour Bond became our wholly-owned subsidiary and the former shareholders of Honour Bond became our controlling stockholders.  The amount of consideration received by the shareholders of Honour Bond was determined on the basis of arm’s-length negotiations between Honour Bond and iDcentrix.

Immediately prior to the Share Exchange, the common stock of Honour Bond was owned by the following persons in the indicated percentages: China Blueberry Holdings Limited (58.06%); Advanced Dragon Investments Limited (20.02%); Glory Come Holdings Limited (10.01%); Diwen Wu (2.00%); Diamond Award Limited (4.90%); and Joseph J. Meuse (5.01%).  Guang Zhao, our Chief Executive Officer, Chief Financial Officer and Chairman nominee and the sole shareholder and chairman of Dandong LongSheng, owns 100% of the capital stock of China Blueberry Holdings Limited.  Diamond Award Limited is owned and controlled by Tsoi Tik Man, our current director and former controlling shareholder and sole officer.

On March 10, 2010, prior to the reverse acquisition transaction, Dongbo Consulting and Dandong LongSheng and its sole shareholder Guang Zhao entered into a series of agreements known as variable interest agreements (the “VIE Agreements”) pursuant to which Dandong LongSheng became Dongbo Consulting’s contractually controlled affiliate.  The use of VIE agreements is a common structure used to acquire PRC corporations, particularly in certain industries in which foreign investment is restricted or forbidden by the PRC government.  The VIE Agreements included:

(1)
an Exclusive Technical Consulting and Service Agreement between Dongbo Consulting and Dandong LongSheng pursuant to which Dongbo Consulting is to provide technical support and consulting services to Dandong LongSheng in exchange for all of the net income after taxes of Dandong LongSheng.

(2)
a Call Option and Cooperation Agreement among Guang Zhao, Dandong LongSheng and Dongbo Consulting under which the sole shareholder of Dandong LongSheng has granted to Dongbo Consulting the irrevocable right and option to acquire all of his equity interests in Dandong LongSheng to the extent permitted by PRC law.  If PRC law limits the percentage of Dandong LongSheng that Dongbo Consulting may purchase at any time, then Dongbo Consulting may repeatedly exercise its option in such increments as may be allowed by PRC law.  The exercise price of the option is the net asset value of Dandong LongSheng at the time of exercise, or the percentage of such net asset value which corresponds to any incremental exercise of the option, or any higher price required by PRC law.  Any such difference between such net asset value and such higher price required by PRC law is, subject to all applicable laws and regulations, to be paid over to Dandong LongSheng.  Dandong LongSheng and its owner agree to refrain from taking certain actions which might harm the value of Dandong LongSheng or Dongbo Consulting’s option, and Dongbo Consulting undertakes to offer necessary financial support to Dandong LongSheng with respect to any losses or capital requirements to the extent permitted by law;

(3)
a Power of Attorney by Guang Zhao pursuant to which Mr. Zhao authorizes Dongbo Consulting to designate someone to exercise all of his shareholder decision rights with respect to Dandong LongSheng, provided that Dandong LongSheng consents to such authorization; and

(4)
an Equity Pledge Agreement between Guang Zhao and Dongbo Consulting under which the sole shareholder of Dandong LongSheng has pledged all of his equity in Dandong LongSheng to Dongbo Consulting to guarantee Dandong LongSheng’s and Guang Zhao’s performance of their obligations under the Exclusive Technical Consulting and Service Agreement, the Call Option and Cooperation Agreement and the Equity Pledge Agreement.

Mr. Guang Zhao, the Chief Executive Officer, Chief Financial Officer, Chairman nominee and indirect controlling stockholder of iDcentrix, is the controlling stockholder and Chairman of Dandong LongSheng, our operating affiliate.  Mr. Zhao is also the sole director and officer of Dongbo Consulting and Chairman and President of Honour Bond.

As of June 30, 2010, March 31, 2010, December 31, 2009 and December 31, 2008, Dandong LongSheng had payable balances of $612,954, $610,501, $411,833 and $1,571,292, respectively, due to Dandong LongSheng’s sole owner and Chairman, Mr. Guang Zhao.  These amounts due are generally unsecured, non-interest bearing and due upon demand.

During the year 2008, 100% of Dandong LongSheng’s sales were made to an affiliated Company Yichun Lindu Shanyeguo Development Company, which is owned by Mr. Guang Zhao, the Company’s Chief Executive Officer, Chief Financial Officer, Chairman nominee and controlling stockholder.  The amount of such sales to the related party in 2008 was $5,697,871.  As a result of such sales, Dandong LongSheng had an account receivable outstanding from such related party of $3,701,397 on December 31, 2008, $3,670,409 on December 31, 2009, and $3,670,999 on March 31, 2010. On June 28, 2010, the related party paid off such account receivable in full.  These accounts receivable did not accrue interest and were payable upon demand.

Insider Transactions Policies and Procedures

The Company does not currently have an insider transaction policy.

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

EXECUTIVE COMPENSATION

Summary Compensation Table — Fiscal Years Ended December 31, 2009 and 2008

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)	Other ($)		Total ($)

Guang Zhao, Chief Executive Officer	2008(2)	0	0		0	51,240	(3)	51,240	(3)
and Chief Financial Officer	2009(2)	0	0		0	73,200	(3)	73,200	(3)
Yunhe Wang, former Chief Executive	2008(2)	0	0		0	0		0
Officer of Dandong LongSheng	2009(2)	0	2,900,000	(4)	0	0		2,900,000	(4)
Joseph Meuse, former President	2008(5)	0	0		0	0		0
	2009(5)	0	0		0	0		0
Francine Dubois, former Chief	2009(5)	137,697	30,625		74,688	0		243,010
Executive Officer	2010(5)	20,625	28,398		0	0		49,023

(1)
On July 16, 2010, we acquired Honour Bond in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Guang Zhao became our Chief Executive Officer and Chief Financial Officer.  Prior to the effective date of the reverse acquisition, Tik Man Tsoi, Joseph Meuse and Francine Dubois served as former Presidents or CEOs of iDcentrix.

(2)	Represents compensation paid for the years ended December 31, 2008 and 2009.
(3)	Represents the amounts Mr. Zhao received from Dandong LongSheng as dividend payments prior to the consummation of the reverse acquisition.
(4)
Mr. Wang served as the Chief Executive Officer of Dandong LongSheng from March 2008 until March 2010.  Represents the amounts Mr. Wang received from Dandong LongSheng as a bonus payment prior to the consummation of the reverse acquisition.

(5)	Represents compensation paid for the years ended January 31, 2009 and 2010.

Summary of Employment Agreements and Material Terms

Prior to our reverse acquisition of Honour Bond, Dandong LongSheng, our operating affiliate was a private limited company organized under the laws of the PRC, and in accordance with PRC regulations, the salary of our executives was determined by our shareholders.

Other than the salary and necessary social benefits required by the government, we currently do not provide other benefits to the officers at this time. Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Outstanding Equity Awards at Fiscal Year End

For the year ended January 31, 2010, no director or executive officer has received compensation from us pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan, although we anticipate that we may compensate our officers and directors for services to us with stock or options to purchase stock, in lieu of cash.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the year ended January 31, 2010 and currently no compensation arrangements are in place for the compensation of directors.

CORPORATE GOVERNANCE

Audit, Nominating, Compensation Committees and Director Independence

Our Board of Directors currently has no independent directors and does not have standing audit, nominating or compensation committees as of the date hereof and the entire Board is performing the functions normally associated with an audit, nominating and compensation committee. However, we anticipate the Company will in the future seek to form audit and other Board committees in a manner consistent with Nasdaq listed companies.

Executive and Director Compensation Determination

Prior to our reverse acquisition of Honour Bond, our operating subsidiary and affiliate were private limited companies organized under the laws of the PRC, and in accordance with PRC regulations, the salary and bonus of our executive officers was determined by our shareholders.

Going forward, the Board of Directors will annually review the performance and total compensation package for the Company’s executive officers, including the Chief Executive Officer, consider the modification of existing compensation, and the adoption of new plans.

Consideration of Director Nominees

In evaluating and determining whether to recommend a person as a candidate for election as a director, the Board of Directors considers the person’s qualities and skills, which include business and professional background, history of leadership or contributions to other organizations, function skill set and expertise, general understanding of marketing, finance, accounting and other elements relevant to the success of a publicly-traded company in today’s business environment, and service on other boards of directors. There are no specific minimum qualifications for nominees. The Board of Directors may employ a variety of methods for identifying and evaluating nominees for director. The Board of Directors may assess the size of the Board, the need for particular expertise on the Board, the upcoming election cycle of the Board and whether any vacancies are expected, due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Board of Directors will consider various potential candidates for director which may come to the Board of Directors’ attention through current Board members, professional search firms, stockholders or other persons. No fees have been paid to any third party to identify or evaluate potential director nominees.

In exercising its function of recommending individuals for nomination by the Board for election as directors, the Board of Directors considers nominees recommended by stockholders. The Board of Directors will consider candidates recommended by stockholders under the criteria summarized above. The Board of Directors will make an initial analysis of the qualities and skills of any candidate recommended by stockholders or others pursuant to the criteria summarized above to determine whether the candidate is suitable for service on our Board before deciding to undertake a complete evaluation of the candidate. If any materials are provided by a stockholder or professional search firm in connection with the nomination of a director candidate, such materials are forwarded to the Board of Directors as part of its review. The same identifying and evaluating procedures apply to all candidates for director nomination, including candidates submitted by stockholders.

If you would like the Board of Directors to consider a prospective candidate, please submit the candidate’s name and biographical description to: iDcentrix, Inc., LongSheng Village, Tangshan Town, Zhengan District, Dandong City, Liaoning, P.R.China , Attention:  Chief Executive Officer.

Board of Directors’ Meetings

During our fiscal year ending January 31, 2010, there were ten meetings of our Board of Directors and our Board of Directors acted by unanimous written consent on one occasion.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The current Bylaws of the Company provide that the Company shall indemnify its directors and officers, including payment of expenses as they are incurred and in advance of the final disposition of any action, suit, or proceeding, to the fullest extent permitted under Nevada law.

The Company is permitted by the Bylaws to purchase and maintain insurance on behalf of its officers and directors against any liability and expense incurred in such capacity, whether or not the Company would have the power to indemnify such person against such liability, to the fullest extent permitted under Nevada law.

The Company is incorporated under the laws of the State of Nevada.  Section 78.7502 of the Nevada Revised Statutes provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

Section 78.7502 further provides a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.751 of the Nevada Revised Statutes provides that discretionary indemnification under Section 78.7502 unless ordered by a court or advanced pursuant to subsection 2 of section 78.751, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made by:

☐	By the stockholders;

☐	By the board of directors by majority vote of a quorum consisting of directors - who were not parties to the action, suit or proceeding;

☐	If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

☐	If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The Articles of Incorporation, the Bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to NRS Section 78.751:

☐
does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to section 78.7502 or for the advancement of expenses made pursuant to subsection 2 of section 78.751, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

☐	continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the company pursuant to provisions of our articles of incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding, which may result in a claim for such indemnification.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Share Exchange. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

iDcentrix, Inc.
LongSheng Village, Tangshan Town, Zhengan District
Dandong City, Liaoning, P.R.China

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

IDCENTRIX, INC.

Date: July 16, 2010	By:	/s/ Guang Zhao
Guang Zhao Chief Executive Officer and Chief Financial Officer